Exhibit 2.1

PETROSHARE CORP.

7200 S. Alton Way, Suite B-220

Centennial, Colorado 80112

October 5, 2016

Bill Graf

VIA E-MAIL TO:	wfgraf@dslawcolorado.com
bill@billgraf.net
smpoet@comcast.net

RE:                           Offer to Purchase Royalty Interests

Adams County, CO

Gentlemen:

This Offer to Purchase Royalty Interests (“Offer”) is submitted by PetroShare Corp. (“Buyer”) to express its interest in acquiring certain royalty interests (“Royalty Interests”), as further described herein (“Transaction”), from Phyllis Dowell (“Seller”).  This Offer when executed by the parties will set out the terms and conditions of the Transaction by which Buyer shall buy and Seller shall sell all of her right title and interest in and to the following described lands (“Lands”):

Township 1 South, Range 67 West, 6th P.M.

Section 5: W/2SW/4, W/2E/2SW/4,

EXCEPT the following described tract in the W/2E/2SW/4:

Beginning at the SW corner of the E/2E/2SW/4 of said section 5,

Thence Westerly along the South line of said SW/4 181 feet;

Thence Northerly and parallel with the West line of said E/2E/2SW/4 748 feet;

Thence Easterly and parallel with the South line of said SW/4 181 feet to the West line of said E/2E/2SW/4;

Thence Southerly along said West line 748 feet to the Point of Beginning,

AND EXCEPT that portion as described in instrument recorded June 26, 1991 in Book 3790 at Page 710, Adams County, Colorado

1.                                      The “Royalty Interests” will be collectively comprised of one hundred percent (100%) of the lessor’s right, title and interest in and to an oil and gas lease dated March 31, 1970, by and between Ralph J. Smith and John T. Lane, as Lessors, and Hilight Drilling Co., as Lessee, recorded in Book 1593 at Page 232 of the Adams County, Colorado records, the (“Lease”), covering the Lands as described above along with one hundred percent (100%) of the right, title and interest of Sellers in and to: (a) the oil and gas wells located on the Lands or Lease (or on lands pooled, unitized or communitized therewith) (collectively, “Wells”); (b) all material contracts (including but not limited to all leases, division orders, purchase agreements and similar agreements) related to or associated with the Lands, Royalty Interests, Lease and Wells (collectively, “Contracts”).

2.                                      The proposed purchase price for the Royalty Interests is One Million Nine Hundred Thousand US Dollars ($1,900,000) for the Royalty Interests, subject to adjustments pursuant to paragraph 5 below and for taxes, revenues and expenses relating to the period prior to the effective date of the acquisition (“Purchase Price”).  The Purchase Price shall be paid at the closing of the proposed Transaction in cash or other immediately available funds.

3.                                      Seller will deliver the Royalty Interests with no burdens of record on the date of this Letter and will not burden such Lands or Lease with additional conveyances of royalties.

4.                                      The effective date of the Transaction will be October 1, 2016, at 12:00 AM MST (the “Effective Date”).

5.                                      The obligations of Buyer to close the Transaction will be expressly contingent upon:

(a)                                 Seller’s agreement that it will be responsible for any taxes or expenses accrued and owing associated with the Royalty Interests, Lease or Lands prior to the Effective Date, and Seller will be entitled to all revenue prior to the Effective Date.

(b)                                 Buyer’s review of title and due diligence to be completed by October 12th, 2016 and Seller’s ability to deliver 100% of the landowners’ royalty in and to the Lease.  In the event Seller is not able to deliver 100% of the landowner’s royalty in the Lease, Buyer shall have no obligation to close the Transaction.

6.                                      Subject to all other conditions and contingencies set forth in this Letter, Buyer proposes a closing date for the Transaction of October 13, 2016 (“Closing”).  At Closing Seller shall execute a deed of conveyance on a form that’s mutually acceptable to Buyer and Seller.

8.                                      Neither Buyer nor Seller shall disclose this Offer or its contents, nor the Transaction proposed hereby, to any third parties unless required to do so by applicable law or regulation.  For purposes of this Offer, the term “third parties” shall not include Buyer or Seller’s respective agents, representatives, accountants, stockholders, partners, legal counsel and/or applicable financing institutions.

9.                                      This Offer when executed by the parties shall be binding upon Buyer or Seller with respect to the Transaction contemplated herein.

This Offer shall remain open for Sellers’ acceptance until 5:00 PM MST on October 5, 2016, after which time, unless previously accepted, this Offer shall have no further force or effect.  Please call if you wish to discuss or have any questions.

Sincerely,

Buyer:
PetroShare Corp.

/s/ William R. Givan
William R. Givan
Vice President Land

Accepted and agreed to this 5th day of October, 2016.

Seller:

/s/ Phyllis Dowell by Susan M. Poet as POA agent
Name:	Phyllis Dowell by Susan M. Poet as POA agent
Title:	POA